Exhibit 99.1

Evaxion Biotech Announces Closing of $27.6 Million Follow-on Public Offering, Including Full Exercise of the Underwriters’ Option to Purchase Additional Shares

Copenhagen, Denmark, November 9, 2021 – Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies to improve the lives of patients with cancer, bacterial diseases and viral infections, announced today the closing of its follow-on public offering of 3,942,856 American Depositary Shares ("ADSs"), at a public offering price of $7.00 per ADS, which includes the exercise in full of the underwriters’ option to purchase 514,285 additional ADSs, with each such ADS representing one ordinary share, DKK 1 nominal value per share, of Evaxion (the "Ordinary Shares"). The gross proceeds to the Company from the offering were approximately $27.6 million before deducting underwriting fees, commissions and other offering expenses. The Company’s ADSs are listed on the Nasdaq Capital Market in the United States and the ADSs trade under the symbol "EVAX". All ADSs were offered by the Company.

Oppenheimer & Co. Inc. acted as sole book-running manager for the offering. Ladenburg Thalmann & Co. Inc. acted as lead manager for the offering and Lake Street Capital Markets, LLC acted as co-manager for the offering.

A registration statement (“Registration Statement”) was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 4, 2021.  A final prospectus relating to the offering was filed with the SEC on November 5, 2021. Copies of the final prospectus relating to the offering are available on the SEC’s website at www.sec.gov. The final prospectus relating to the offering may also be obtained from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, New York 10004, by telephone at 212-667-8055, or by email at EquityProspectus@opco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

About Evaxion

Evaxion Biotech A/S is a clinical-stage AI-immunology™ platform company decoding the human immune system to discover and develop novel immunotherapies to treat cancer, bacterial diseases and viral infections. Based on its proprietary and scalable AI-immunology core technology, Evaxion is developing a broad pipeline of novel product candidates which currently includes three patient-specific cancer immunotherapies, two of which are in Phase 1/2a clinical development. In addition, Evaxion is advancing a portfolio of vaccines to prevent bacterial and viral infections currently in preclinical development.

For more information

Evaxion Biotech A/S	LifeSci Advisors LLC
Niels Iversen Møller	Corey Davis, Ph.D.
Interim Chief Financial Officer	Managing Director
nim@evaxion-biotech.com	cdavis@lifesciadvisors.com
+45 27 11 62 27	212-915-2577

Source: Evaxion Biotech

Forward-looking statements

This announcement contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this announcement regarding the Company’s future operations, plans and objectives are forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning or the negative thereof. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including but not limited to: risks associated with the Company’s financial condition and need for additional capital; risks associated with the Company’s development work; cost and success of the Company’s product development activities and preclinical and clinical trials; risks related to commercializing any approved pharmaceutical product developed using the Company’s AI platform technology, including the rate and degree of market acceptance of the Company’s product candidates; risks related to the Company’s dependence on third parties including for conduct of clinical testing and product manufacture; risks associated with the Company’s inability to enter into partnerships; risks related to government regulation; risks associated with protection of the Company’s intellectual property rights; risks related to employee matters and managing growth; risks related to the Company’s ADSs and Ordinary Shares; risks associated with the pandemic caused by the coronavirus known as COVID-19; the risks and uncertainties related to market conditions; and other risks and uncertainties affecting the Company’s business operations and financial condition.

Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the risks described in the “Risk Factors” section included in the Company’s Form 20-F for the year ended December 31, 2020 and the Company’s other reports filed with, or submitted to, the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof, and except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.